The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated February 5, 2020

Preliminary Pricing Supplement (To Prospectus dated August 1, 2019 and the Prospectus Supplement dated August 1, 2019)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

US$

CAPITAL AT-RISK NOTES LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE DUE FEBRUARY 10, 2021

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date(*):	February 6, 2020	Final Valuation Date:	February 5, 2021
Original Issue Date:	February 11, 2020	Maturity Date:	February 10, 2021
Reference Rate:

10-Year U.S. Dollar ICE Swap Rate (the “Swap Rate”), which is, on any swap business day (as defined herein), the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

Interest Rate:	6.70% per annum
Payment at Maturity:

If the Final Swap Rate is equal to or greater than the Barrier Swap Rate, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note.

If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

If the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate, and you will lose a significant portion or all of your investment at maturity. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-3 of this preliminary pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public(1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$	$	$

[1] Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $952.00 and $970.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

[2] Barclays Capital Inc. will receive commissions from the Issuer of up to  $10.00 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barrier Swap Rate:	0.737%, which is 50% of the Initial Swap Rate (rounded to three decimal places).
Initial Swap Rate:	1.473%, which is an intraday level representing the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity on February 3, 2020.
Final Swap Rate:	The Swap Rate on the Final Valuation Date.
Swap Rate Return:	Final Swap Rate – Initial Swap Rate Initial Swap Rate In no event, however, will the Swap Rate Return be less than -100%.
Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Interest Payment Dates:	Payable quarterly in arrears on the 11th day of each February, May, August and November, commencing on May 11, 2020 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747PBF5 / US06747PBF53
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this preliminary pricing supplement.

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•                  Prospectus Supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

Our SEC file number is 1-10257.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PPS-8 of this preliminary pricing supplement.

PPS-2

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-3

SUPPLEMENTAL TERMS OF THE NOTES

The following definitions and provisions apply to the Notes, notwithstanding anything to the contrary in the accompanying prospectus supplement:

Swap Rate: The Swap Rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A “swap business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Swap Rate Fall Back Provisions: If the Swap Rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate must be determined, the Calculation Agent, after consulting such sources as it deems comparable to the forgoing Reuters page (or such other page as may replace that page on that service or any successor service), or any such source it deems reasonable from which to estimate the Swap Rate, will determine the Swap Rate for that day in its sole discretion, taking into account any successor or alternative rate to three-month LIBOR, if applicable.

Postponement of the Final Valuation Date:  The Final Valuation Date will be postponed if that day is not a swap business day, in which case the Final Valuation Date will be the first following day that is a swap business day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible Final Valuation Date is not a swap business day, that day will nevertheless be the Final Valuation Date, in which case the Swap Rate will be determined as described under “—Swap Rate Fall Back Provisions” above.

PPS-4

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•  You do not anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, and you are willing and able to accept the risk that, if the Final Swap Rate is less than the Barrier Swap Rate, you will lose a significant portion or all of your investment at maturity.

•  You understand that a very small percentage point decrease in the Swap Rate from the Initial Swap Rate to the Final Swap Rate can result in a significant loss on the Notes and that an investment in the Notes is highly risky.

•  You understand and accept that any positive return on the Notes will be limited to the fixed interest payments and that you will not participate in any positive performance of the Swap Rate over the term of the Notes, which may be significant.

•  You are willing and able to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Factors” and “10-Year U.S. Dollar ICE Swap Rate Overview” sections of this pricing supplement.

•  You are familiar with the Swap Rate and understand the factors that influence the Swap Rate and interest rates generally.

•  You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity.

•  You are willing and able to assume our credit risk for all payments on the Notes.

•  You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•  You seek an investment that provides for the full repayment of principal at maturity.

•  You anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, or you are unwilling or unable to accept the risk that, Final Swap Rate will be less than the Barrier Swap Rate, you will lose a significant portion or all of your investment at maturity.

•  You do not seek an investment on which a very small percentage point decrease in the Swap Rate can result in a significant loss or an investment that is highly risky.

•  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Factors” and “10-Year U.S. Dollar ICE Swap Rate Overview” sections of this pricing supplement.

•  You are not familiar with the Swap Rate, or you do not understand the factors that influence the Swap Rate or interest rates generally.

•  You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•  You are unwilling or unable to assume our credit risk for all payments on the Notes.

•  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

PPS-5

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples and table below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments  or return you may receive on the Notes or the performance of the Swap Rate throughout the term of the Notes.  The examples and table below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.  The numbers appearing in the following examples and table below may have been rounded for ease of analysis.

Fixed Interest Payments:  Interest payment amount payable on each quarterly Interest Payment Date.

For each Interest Period, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

The Interest Rate is equal to the fixed rate of 6.70% per annum.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Final Swap Rate?

The following table and examples illustrate the hypothetical payment at maturity, excluding the final interest payment due on the Maturity Date, and the hypothetical total return on the Notes, assuming the hypothetical Final Swap Rates as set forth below. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.

Final Swap Rate	Percentage Increase/Decrease of Swap Rate	Swap Rate Return (1)	Payment at Maturity(2)	Total Return on Notes (2)	Total Return on Notes (3)
2.210%	50.00%	50.00%	$1,000.00	0.00%	6.70%
2.062%	40.00%	40.00%	$1,000.00	0.00%	6.70%
1.915%	30.00%	30.00%	$1,000.00	0.00%	6.70%
1.768%	20.00%	20.00%	$1,000.00	0.00%	6.70%
1.620%	10.00%	10.00%	$1,000.00	0.00%	6.70%
1.547%	5.00%	5.00%	$1,000.00	0.00%	6.70%
1.510%	2.50%	2.50%	$1,000.00	0.00%	6.70%
1.473%	0.00%	0.00%	$1,000.00	0.00%	6.70%
1.399%	-5.00%	-5.00%	$1,000.00	0.00%	6.70%
1.326%	-10.00%	-10.00%	$1,000.00	0.00%	6.70%
1.178%	-20.00%	-20.00%	$1,000.00	0.00%	6.70%
1.031%	-30.00%	-30.00%	$1,000.00	0.00%	6.70%
0.884%	-40.00%	-40.00%	$1,000.00	0.00%	6.70%
0.737%	-50.00%	-50.00%	$1,000.00	0.00%	6.70%
0.722%	-51.00%	-51.00%	$490.00	-51.00%	-44.30%
0.589%	-60.00%	-60.00%	$400.00	-60.00%	-53.30%
0.442%	-70.00%	-70.00%	$300.00	-70.00%	-63.30%
0.295%	-80.00%	-80.00%	$200.00	-80.00%	-73.30%
0.147%	-90.00%	-90.00%	$100.00	-90.00%	-83.30%
0.000%	-100.00%	-100.00%	$0.00	-100.00%	-93.30%

(1)         The Swap Rate Return will not be less than -100%, even if the Final Swap Rate is negative.

(2)         Excluding interest payments paid during the term of the Notes.

(3)         Including interest payments paid during the term of the Notes.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity (excluding the final interest payment due on the Matuirty Date) in different hypothetical scenarios is calculated.

PPS-6

Example 1: The Swap Rate increases by 0.295 percentage points from the Initial Swap Rate of 1.473% to a Final Swap Rate of 1.768%, resulting in a Swap Rate Return of 20.000%.

Because the Final Swap Rate is equal to or greater than the Barrier Swap Rate, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 2: The Swap Rate decreases by 0.147 percentage points from the Initial Swap Rate of 1.473% to a Final Swap Rate of 1.326%, resulting in a Swap Rate Return of -10.000%.

Because the Final Swap Rate is equal to or greater than the Barrier Swap Rate, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 3: The Swap Rate decreases by 0.884 percentage points from the Initial Swap Rate of 1.473% to a Final Swap Rate of 0.589%, resulting in a Swap Rate Return of -60.000%.

Because the Final Swap Rate is less than the Barrier Swap Rate and the Swap Rate Return is -60.000%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

$1,000 + ($1,000 × -60.000%) = $400.00

As this example illustrates, the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes, up to the entire principal amount. In this example, while the absolute change in the Swap Rate is only 0.884%, that movement actually represents a 60% decline from the Initial Swap Rate to the Final Swap Rate, and investors would lose 60% of their principal amount at maturity.

PPS-7

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Accordingly, if the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate, and you will lose a significant portion or all of your investment at maturity. Furthermore, because the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes.  An investment in the Notes is highly risky. For example, based on the Initial Swap Rate of 1.473%, if the Final Swap Rate were to decline by only 0.884 percentage points to 0.589%, while the absolute change in the Swap Rate is only 0.884%, that movement actually represents a 60% decline from the Initial Swap Rate to the Final Swap Rate, and you would lose 60% of your principal amount at maturity.

•                 Potential Return Limited to the Interest Payments —The return on the Notes is limited to the fixed interest payments payable during the term of the Notes, which are based on the predetermined Interest Rate. The Interest Rate represents the maximum potential per annum rate of return on the Notes, and you will not participate in any increases in the Swap Rate over the term of the Notes, which may be significant.  At maturity, even if the Swap Return Rate is positive, you will not receive more than the principal amount of your Notes.  On the other hand, if Final Swap Rate is less the Barrier Swap Rate, you will be fully exposed to the negative performance of the Swap Rate, and you will lose a significant portion or all of your investment at maturity.

•                  Your Return on the Notes, If Any, Is Based on the Performance of the Swap Rate, Which May Decline Significantly During the Term of the Notes, or May Become Negative — The Swap Rate may decline significantly during the term of the Notes, or may become negative, as a result of the factors described under “—The Swap Rate Will Be Affected By A Number Of Factors and May Be Volatile” below. An investment in the Notes is highly risky. You should not invest in the Notes if you do not understand the Swap Rate or longer-term interest rates in the United States.

•                  Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder  or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and the beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities

PPS-8

Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                 Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Swap Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                 Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes, but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

PPS-9

•                 The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  The Final Swap Rate Is Not Based on the Swap Rate at Any Time Other Than on the Final Valuation Date — The Final Swap Rate will be based solely on the Swap Rate on the Final Valuation Date, and the payment at maturity will depend on the Final Swap Rate as compared to the Initial Swap Rate. Therefore, if the Swap Rate declines as of the Final Valuation Date, the payment at maturity, if any, may be significantly less than it would otherwise have been had the Final Swap Rate been determined at a time prior to such decline or after the Swap Rate had recovered.

•                  The Swap Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Swap Rate including, but not limited to:

o                changes in, or perceptions, about the future Swap Rate;

o                the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

o                sentiment regarding the U.S. and global economies;

o                policies of the Federal Reserve Board regarding interest rates;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets; and

o                performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes, if any, and on the value of the Notes in the secondary market. As a result of these factors, the Swap Rate may be volatile, and even a very small absolute change in the Swap Rate can result in a significant loss on the Notes. Accordingly, volatility of the Swap Rate may adversely affect your return on the Notes.

PPS-10

•                 The Swap Rate and the Manner in Which It Is Calculated May Change in the Future—There can be no assurance that the method by which the Swap Rate is calculated will continue in its current form.  Any changes in the method of calculation could reduce the Swap Rate and thus have a negative impact on the payments on the Notes, if any, and on the value of the Notes in the secondary market.

•                 Uncertainty About the Future of LIBOR May Adversely Affect the Swap Rate —The Swap Rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Further, on July 12, 2018 the FCA announced that LIBOR may cease to be a regulated “benchmark.” The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom, the United States or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of securities that are linked to or otherwise related to LIBOR, such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore the Swap Rate, during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities, including the Notes.

•                  The Swap Rate Will Be Determined by the Calculation Agent in Its Sole Discretion If the Swap Rate Is Not Published — ICE Benchmark Administration (“IBA”) may be unable to publish the Swap Rate if insufficient data is available due to high market volatility or otherwise. For example, IBA failed to publish the Swap Rate on numerous days since August 2019, and IBA has periodically failed to publish the Swap Rate at other times. If the Swap Rate is not published on any relevant date, the Swap Rate on that date will be determined by the Calculation Agent in its sole discretion, and the Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any such determination. The Swap Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the Swap Rate.

•                  The Historical Swap Rates Are Not an Indication of Future Swap Rates — In the past, the Swap Rate has experienced significant fluctuations. Historical Swap Rates, fluctuations and trends are not necessarily indicative of future Swap Rates. Any historical upward or downward trend in the Swap Rate is not an indication that the Swap Rate is more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical Swap Rates as an indication of future Swap Rates. There can be no assurance that the Swap Rate will not decline below the Barrier Swap Rate on any day during the term of the Notes, including on the Final Valuation Date, in which case you would lose a significant portion or all of your investment at maturity.

•                  Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Swap Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Swap Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings

PPS-11

10-YEAR U.S. DOLLAR ICE SWAP RATE OVERVIEW

The 10-Year U.S. Dollar ICE Swap Rate (also referred to herein as the “Swap Rate”) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 10-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the Calculation Agent if the Swap Rate cannot be determined in the manner described above on any day on which the Swap Rate must be determined.

Historical Information

The graph below sets forth the performance of the Swap Rate from January 2, 2015 to February 4, 2020 (when available). The Swap Rate on February 4, 2020 was 1.554%. We obtained the Swap Rates in this section from Bloomberg Professional® service, without independent verification. The Swap Rate that will be used by the Calculation Agent for purposes of any payments on the Notes will be the Swap Rate as reported on Reuters page ICESWAP1. Historical performance of the Swap Rate should not be taken as an indication of future performance. Future performance of the Swap Rate may differ significantly from historical performance, and no assurance can be given as to the Swap Rate on any day during the term of the Notes, including on the Final Valuation Date. We cannot give you assurance that the performance of the Swap Rate will not result in a loss on your initial investment.

When reviewing the historical performance of the Swap Rate in the below graph, it is important to understand that a very small absolute change in the Swap Rate can result in a significant loss on the Notes. For example, based on the Initial Swap Rate of 1.473%, you will lose a significant portion or all of your investment if the Final Swap Rate is less than the Barrier Swap Rate of 0.737% (50% of the Initial Swap Rate), which represents a decrease of only 0.736 percentage points from the Initial Swap Rate. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

* The dotted line indicates the Barrier Swap Rate, each equal to 50.00% of the Initial Swap Rate.

PPS-12

TAX CONSIDERATIONS

Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the Notes. Our special tax counsel, Davis Polk & Wardwell LLP, believes that it is reasonable to treat a Note for U.S. federal income tax purposes as a derivative position in the nature of a put option (the “Derivative”) with respect to the Reference Rate, secured by a cash deposit equal to the initial issue price of the Notes (the “Deposit”), which will have an annual yield based on our cost of borrowing, as shown below. If this treatment is respected, only a portion of each interest payment will be attributable to interest on the Deposit; the remainder will represent premium attributable to your grant of the Derivative (“Derivative Premium”). We will determine the portion of each interest payment that we will allocate to interest on the Deposit and to Derivative Premium, respectively, and will provide that allocation in the pricing supplement for the Notes. By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with the treatment and allocation as described above. We will follow this approach in determining our information reporting responsibilities, if any.

Assuming the treatment and allocation described above are respected, interest on the Deposit will be taxed as ordinary income, while the Derivative Premium will not be taken into account prior to the taxable disposition of the Notes (including upon redemption at maturity). Assuming that you are an initial purchaser of Notes purchasing the Notes at the initial issue price for cash, (i) if your Notes are held to maturity and the Derivative expires unexercised (i.e., you receive a cash payment (not including the final interest payment) at maturity equal to the amount of the Deposit), you will recognize gain in an amount equal to the total Derivative Premium, and (ii) if, instead, the Derivative is deemed to be exercised at maturity (i.e., you receive a cash payment at maturity (not including the final interest payment) that is less than the amount of the Deposit), you will recognize gain or loss in an amount equal to the difference between (x) the total Derivative Premium and (y) the cash settlement value of the Derivative (i.e., the amount of the Deposit minus the cash you receive at maturity, not including the final interest payment). Although not free from doubt, this gain or loss should be treated as capital gain or loss and should be short-term capital gain or loss.

There are, however, other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt for the Notes, in which case the timing and character of your income or loss could be materially and adversely affected. For instance, a Note could be treated as a notional principal contract secured by a cash deposit, in which case you may be required to accrue each interest payment as income (possibly prior to its receipt, e.g., where a payment is due after a taxable year-end), and any gain or loss that you recognize upon the maturity of your Note would likely be treated as ordinary income or loss. Furthermore, in the event of a loss, if you are an individual, your deduction may be entirely disallowed.

Other alternative treatments are possible, under which you could be required to include amounts in income during the term of your Notes different from those described above.

In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on a number of issues, the most relevant of which for investors in the Notes are the character of income or loss (including whether the Derivative Premium might be currently included as ordinary income); whether investors in short-term instruments should be required to accrue income; and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of Notes at the initial issue price should also consult their tax advisors with respect to the tax consequences of an investment in the Notes, including possible alternative treatments, as well as the allocation of the purchase price of the Notes between the Deposit and the Derivative.

The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Put Derivatives and Deposits” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The preceding discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Consistent with the position described above, below are the portions of each interest payment that we intend, in determining our reporting responsibilities (if any), to treat as attributable to interest on the Deposit and to Derivative Premium:

PPS-13

Interest Rate per Annum	Interest on Deposit per Annum(1)	Put Premium per Annum(1)
6.70%	%	%

(1)                    To be determined on the Trade Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-14